LOAN AGREEMENT
                  BETWEEN
          FIRST UNION NATIONAL BANK,
      a National Banking Association,

As "Lender"

AND

        VILLAGE SUPER MARKET, INC.,
        a New Jersey Corporation,

as "Borrower"


DATED:   September 16, 1999

Prepared By:Francis J. Quinn, Esq.
		Windels, Marx, Davies & Ives
		120 Albany Street Plaza
		New Brunswick, New Jersey  08901
		Telephone No. (732) 846-7600
		Telecopier No. (732) 846-8877



LOAN AGREEMENT

This Loan Agreement is made as of this 16th day of September, 1999,

BETWEEN: FIRST UNION NATIONAL BANK, a National Banking Association having an office at 190 River Road, Mail Code NJ 3161, Summit, New Jersey 07901 (the "Lender");

AND:      VILLAGE SUPER MARKET, INC. (the "Borrower"),  a New Jersey corporation having its principal place of business at 733 Mountain Avenue, Springfield, New Jersey 07081.

PURPOSE: This Loan Agreement is intended to set the terms of certain revolving credit loans involving the Lender and the Borrower.

In exchange of the mutual covenants in the Loan Documents and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties to this Loan Agreement hereby agree to the flowing terms, conditions and provisions:

SECTION I - DEFINITIONS

Capitalized Terms. The capitalized terms in this Loan Agreement shall be defined as follows:

"Affiliate" of a Person means another Person who directly or indirectly controls, is controlled by, or is under common control with such Person.

"Applicable Margin" means, with respect to any LIBOR Loan, the number of Basis Points set forth below in the first column upon the Borrower obtaining and maintaining the Ratio of EBITDAR to Interest Plus Rent set forth below in the second column:

Applicable Margin            Ratio of EBITDAR to Interest Plus Rent

125 basis points             Equal to or greater than 2.75 to 1.00

150 basis points             Equal to or greater than 2.40 to 1.00,
                              but less than 2.75 to 1.00

175 basis points             Equal to or greater than 2.30 to 1.00,
                              but less than 2.40 to 1.00

Any increase or decrease in the Applicable Margin hereunder shall be effective two (2) Banking Days after the Borrower has delivered to the Lender all of the financial information for the prior Fiscal Quarter required hereunder. Notwithstanding the foregoing, it is hereby acknowledged that the initial Applicable Margin shall be 125 basis points and at all times during which there exists a Default or Event of Default hereunder, the Applicable Margin shall be 175 basis points for LIBOR Loans.

"Banking Day" means any day excluding Saturday, Sunday and any day that in the State of New Jersey is a legal holiday or a day on which banking institutions are authorized by law to close.

"Basis Point" means one one-hundredth (.01) of a percentage point.

"Borrower" means the "Borrower" named in the caption of this Loan Agreement and its successors and assigns.

"Capital Expenditure" shall have the meaning attributable to such term under GAAP.

"Capital Lease" means any lease with respect to which the obligation to pay rent or other amounts constitutes Capitalized Lease Obligations.

"Capitalized Lease Obligations" means obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as capital leases on a balance sheet in accordance with GAAP.

"Commitment" means, from and including the Date of Closing to but excluding the Maturity Date, the $15,000,000.00 as such amount may be adjusted pursuant to
Section 2.3 or otherwise hereunder.

"Company" means any of Borrower and the Subsidiaries. "Companies" means Borrower and all of the Subsidiaries.

"Date of Closing" means the date on which the conditions precedent set forth in
Section 4.1 have been fulfilled to the satisfaction of the Lender.

"Default" means any condition or event that, with notice or lapse of time, would give rise to an Event of Default.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder.

"Event of Default" means any event of default listed in Section VIII.

"Existing Credit Facility" means the credit facility made available to the Borrower pursuant to that certain Revolving Credit and Term Loan Agreement dated as of May 30, 1997 by and between the Borrower, the Lender (then known as CoreStates Bank, N.A.), as a lender and the agent thereunder, and Summit Bank, as a lender thereunder.

"Fiscal Year" means the fiscal year for each Company which is the 52 or 53 week period ending on the last Saturday of the month of July of each calendar year.

"Fiscal Quarter" means the four fiscal quarters in each Fiscal Year of the Borrower as adopted by the Borrower for reporting purposes with the Securities and Exchange Commission ("SEC") or (if the Borrower is no longer a reporting company with the SEC) as otherwise reasonably adopted by the Borrower in good faith.

"GAAP" means generally accepted accounting principles, consistently applied.

"Garwood Facility" means the proposed supermarket to be constructed in Garwood, New Jersey (bordering Westfield, New Jersey).

"Hazardous Substance(s)" means any pollutants and dangerous substances including radon, and any "hazardous wastes" or "hazardous substances" as defined in the Industrial Site Recovery Act (N.J.S.A. 13: 1 K-6 et seq.), the Spill Compensation and Control Act (N.J.S.A. 58:10-23.11 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. 6901 et seq.), the Comprehensive Environmental Responsibility Compensation and Liability Act (42 U.S.C. 9601 et seq.) or any other state or federal environmental law or regulation.

"Interest Payment Date" means:

(a) as to any Prime Rate Loan, the first day of each month and the applicable Maturity Date; or

(b) as to any LIBOR Loan, the last day of each Interest Period; provided however, that when the applicable Interest Period is more than one month interest shall also be payable on the same day in each calendar month that the Interest Period commenced (or the last day of the month if there is no corresponding date in such month).

"Interest Period" means with respect to any LIBOR Loan:

(a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such LIBOR Loan and ending one (1), two (2) or three (3) months thereafter, as selected by the Borrower in its Notice of Borrowing delivered pursuant to Section 2.7 hereof, or in its notice of conversion delivered pursuant to Section 2.8 hereof, as the case may be, given with respect thereto; and

(b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such LIBOR Loan and ending one (1), two (2) or three (3) months thereafter, as selected by the Borrower in its notice of continuance delivered pursuant to Section 2.8 hereof, with respect thereto; provided that, all of the foregoing provisions relating to Interest Period shall be subject to the following:

(a) if any Interest Period pertaining to a LIBOR Loan would otherwise end on a day that is not a LIBOR Banking Day, such Interest Period shall be extended to the next succeeding LIBOR Banking Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding LIBOR Banking Day; and

(b) any Interest Period pertaining to a LIBOR Loan that begins on the last LIBOR Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last LIBOR Banking Day of a calendar month.

"InsuRite" means Insure-Rite Ltd., a captive insurance company owned by Wakefern, the Borrower and various other entities.

"Lending Office" means the lending office of the Lender designated in the caption of this Loan Agreement or such other office of the Lender as the Lender may from time to time specify to the Borrower as the office at which its Loan is to be maintained.

"Letter of Credit" is defined in Section 2.11(A).

"Liabilities" means, at any date, (i) the amount of all liabilities and obligations that, in accordance with GAAP, should be classified as liabilities as shown on the liability side of a consolidated balance sheet of the Borrower at such date inclusive of all amounts for deferred taxes and (ii) all guarantees and endorsements (including all indebtedness and liabilities guaranteed, directly or indirectly in any manner by Borrower, including letters of credit and standby letters of credit (except for the workman's compensation letter of credit to the extent accrued as a liability on the Borrower's balance sheet)).

"LIBOR Banking Day" means any Banking Day on which dealing in the London interbank market may be carried on by commercial banks in London, England.

"LIBOR Loan" means any Loan that bears interest at a rate of interest based upon the LIBOR Rate.

"LIBOR Rate" means, with respect to each day during each Interest Period pertaining to a LIBOR Loan, the per annum rate (rounded to the next higher 1/100 of 1%) for deposits in United States dollars for a period equal to the relevant Interest Period as reported on the Telerate Page 3750 as of 11:00 a.m. (London time), on the day that is two (2) LIBOR Banking Days prior to the commencement of such Interest Period (or if not so reported, then as determined by the Lender from another recognized source for London interbank market quotations), adjusted for reserves by dividing that rate by 1.00 minus the LIBOR Reserve.

"LIBOR Reserve" means the maximum percentage reserve requirements (rounded to the next higher 1/100 of 1% and expressed as a decimal) of the Lender (including, without limitation, basic, supplemental, marginal and emergency reserves), in effect on any day during the relevant Interest Period under Regulation D with respect to eurocurrency funding currently referred to as "Eurocurrency liabilities" in Regulation D.

"Lien" means any mortgage, pledge, security interest, encumbrance, collateral assignment, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement or any lease in the nature thereof

"LIFO" means the LIFO provision for any period, computed in accordance with GAAP.

"Loan" means each and every Revolving Credit Loan made by the Lender hereunder. For purposes of this Loan Agreement, the continuation or conversion of a LIBOR Loan or Prime Rate Loan shall not constitute the making of a new Loan.

"Loan Agreement" means this Loan Agreement.

"Loan Document(s)" means this Loan Agreement and all documents, notes, assignments, certificates and agreements of any kind listed, described or referenced on the Closing Memorandum annexed to this Loan Agreement as "Exhibit A" or otherwise executed in connection with this Loan Agreement.

"Maturity Date" means September 16, 2002; subject, however, to extension as provided in Section 3.6 hereof.

"Net Income" means net income (excluding (i) any extraordinary items, (ii) an amount not to exceed $2,000,000 related to a one-time charge associated with the settlement of certain currently pending litigation involving the Garwood Facility, (iii) other non-cash gains, and (iv) other non-cash losses) for the Companies calculated on a consolidated basis in accordance with GAAP.

"Note" means the Revolving Loan Note.

"Note Private Placement" means the private placement of the Borrower's notes as contemplated in Section 4.1(C) hereof.

"Notice of Borrowing" means the notice of  borrowing as described in Section
2.7.

"Obligation(s)" means all debts, liabilities, duties and obligations owing by any Company to the Lender, whether direct or indirect, now existing or in the future created or acquired, contingent or non-contingent, due or to become due, liquidated or unliquidated, including those arising under the Revolving Loan, commitments of any kind by the Lender, or on behalf of any Company, all expenses of the Lender to protect its interests under any Loan Documents, and all other debts and obligations relating to, or arising under, this Loan Agreement or any other Loan Document.

"Opinion Letter" means the opinion letter from the Borrower's counsel to the Lender and its counsel in the form annexed as "Exhibit C" to this Loan Agreement.

"Permitted Dispositions" means (a) sales or other forms of dispositions of Properties of any of the Companies so long as the aggregate book value of such Properties sold or disposed in any Fiscal Year does not exceed five percent (5%) of the total assets of the Companies determined on a consolidated basis in accordance with the definition of Tangible Net Worth for the Fiscal Year then most recently ended and (b) any sale-leaseback transaction involving any of the Companies' store facilities which are acquired subsequent to the Date of Closing, in which such Company sells or transfers said facility to a Person (other than a Company) and, as part of the same transaction, a Company rents or leases, or similarly acquires the right to possession or use of, such facility for essentially the same purpose.

"Permitted Encumbrance(s)" means any of the following: (a) taxes, assessments and other governmental charges not yet due and payable or that can be paid without penalty, or that are currently being contested in good faith by appropriate proceedings; provided, the Companies shall have set aside on their books adequate reserves for any tax, assessment or other governmental charge so being contested; (b) workmen's, repairmen's, warehousemen's and carriers' liens and other similar Liens arising in the ordinary course of business for charges not delinquent or that are currently being contested in good faith by appropriate proceedings, provided, the Borrower shall have set aside on its books adequate reserves for such Liens being contested; (c) easements, rights of way, exceptions, encroachments, reservations, restrictions, conditions or limitations that do not in the aggregate materially interfere with or impair the intended use of any property or render title to any property unmarketable; (d) rights reserved to, or vested in, any municipality or governmental or other public authority that do not in the aggregate materially interfere with or impair the intended operation or use of any property or render title to any property unmarketable; (e) a purchase money mortgage in favor of Norman Sevell on certain land in Westfield, New Jersey, in the outstanding principal amount of $4,150,000; (f) Liens on or in shares of capital stock of Wakefern owned by Borrower to secure Borrower's obligations to Wakefern to make capital contributions to Wakefern and indebtedness owing to Wakefern with respect to the purchase of inventory; (g) Liens listed on Exhibit 6 to the Principal's Certificate and consented to by the Lender; (h) purchase money Liens (other than Liens listed or described above) on Property directly acquired with the proceeds of the Liabilities secured by said Lien so long as (x) the amount of any such Liabilities does not exceed 100% of the fair market value of the Property so encumbered and (y) the aggregate amount of all such Liabilities does not exceed $2,000,000 at any time outstanding (exclusive of the Liabilities secured by Liens permitted pursuant to clause (i) below; (i) purchase money Liens for equipment purchased under any Wakefern sponsored financing program so long as the Lien only affects and attaches to the equipment so purchased; (j) Liens in favor of Wakefern on deposits made with Wakefern; (k) Liens in favor of the Lender; and (l) leases listed on Exhibit 7 to the Principal's Certificate and consented to by the Lender.

"Person(s)" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, trust, joint stock company, unincorporated organization, association, governmental agency or political subdivision.

"Plan(s)" means each employee benefit plan maintained for employees of any Company, as defined in Section 3(2) of the Employee Retirement Income Act of 1974, as amended.

"Prime Rate" means the per annum rate of interest established by Lender as its reference rate in making loans, and does not reflect the rate of interest charged to any particular borrower or class of borrowers. The Borrower acknowledges that the Prime Rate is not tied to any external index or rate of interest and that the rate of interest charged hereunder shall change automatically and immediately as of the date of any change in the Prime Rate without notice to Borrower.

"Prime Rate Loan" means any Loan that bears interest at a rate of interest based upon the Prime Rate.

"Principal's Certificate" means the principal's certificate of this date given to the Lender by the president of Borrower.

"Privately Placed Notes" means the $30,000,000 Senior Unsecured Notes of the Borrower issued in connection with the Note Private Placement.

"Property" means all property, rights and interests presently owned or in the future created or acquired by any Company, whether tangible or intangible, including realty, fixtures, goods, inventory, equipment, real property leases, stock, instruments, chattel paper, bank accounts and equipment leases including the stock of the Subsidiaries, and the proceeds and products of the foregoing.

"Ratio of EBITDAR to Interest Plus Rent" means, for the four (4) most recently completed Fiscal Quarters preceding the date of determination, the sum of earnings before interest, taxes, depreciation, amortization and Rent, excluding
(i) any extraordinary items, (ii) an amount not to exceed $2,000,000 related a one-time charge associated with the settlement of certain currently pending litigation involving the Garwood Facility, (iii) other non-cash gains, and (iv) other non-cash losses, divided by the sum of the aggregate amount of its interest expense accruing with respect to any and all of its indebtedness plus the aggregate amount of its Rent.

"Ratio of Funded Debt Plus 8* Rent to EBITDAR" means, as applied to any person or entity, the sum of all indebtedness for borrowed money, including, without limitation, Capitalized Lease Obligations, subordinated debt (including debt subordinated to the Lender), and unreimbursed drawings under letters of credit, or any other monetary obligation evidenced by a note, bond, debenture or other agreement of that person or entity and excluding any obligations of the Borrower to purchase stock of Wakefern, plus the product of eight (8) times the aggregate amount of its Rent divided by the sum of earnings before interest, taxes, depreciation, amortization and Rent, excluding (i) any extraordinary items,
(ii) an amount not to exceed $2,000,000 related to a one-time charge associated with the settlement of certain currently pending litigation involving the Garwood Facility, (iii) other non-cash gains, and (iv) other non-cash losses.

"Regulation D" means Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

"Rent" means the minimum amount of rental and other obligations, determined on a consolidated basis in accordance with GAAP, required to be paid during such period by any of the Companies as lessee under all leases of real or personal property (other than Capital Leases), excluding any amounts required to be paid by the lessee (whether or not therein designated as rent or additional rent) (a) which are on account of maintenance and repairs, insurance, taxes, assessments and similar charges or (b) which are based on profits, revenues or sales realized by the lessee from the leased property or otherwise based on the performance of the lessee.

"Revolving Loan" means the loans described in Section II.

"Revolving Note" means the Revolving Note of this date from Borrower to the order of the Lender, and any amendments or modifications thereof. A copy of the Revolving Note is annexed to this Loan Agreement as "Exhibit B."

"Section" means a section of this Loan Agreement.

"Subsidiaries" means any other corporation or similar entity, a majority of the stock or dispositive voting power of which is owned or possessed directly or indirectly by the Borrower.

"Sumas Family" means (i) Perry Sumas, Robert Sumas, James Sumas, William Sumas, and John Sumas, (ii) any spouse, heirs, legatees, or lineal descendants (to the third degree of consanguinity) of the individuals listed in clause (i) above, or
(ii) trusts established primarily for the benefit of the individuals listed in clauses (i) and (ii) above, so long as such any such trust has been established in good-faith for legitimate estate planning purposes.

"Tangible Net Worth" means (x) total "assets" less (y) total "liabilities," in each case as would be shown on a consolidated balance sheet of the Companies prepared in accordance with GAAP. For purposes of this definition, there shall be (a) excluded from the definition of "assets" all assets classified as intangible in accordance with GAAP, including organizational expenses, patents, trademarks, service marks, copyrights, goodwill, franchises, brand names, covenants not to compete, research and development costs, treasury stock, and monies due from principals and Affiliates and all unamortized debt discounts and deferred charges, (b) deducted from "assets" reserves for LIFO, depreciation, depletion, obsolescence and amortization and all other proper reserves that are required to be maintained pursuant to the Loan Agreement or that, in accordance with GAAP, should be established in connection with the business conducted by the Companies and (c) "liabilities" shall include any debt subordinated in writing to the Obligations on terms and conditions acceptable to the Lender.

"Telerate Page 3750" means the display designated as "Page 3750" on the Dow Jones Telerate Service (or such other page as may replace that page on that service for the purpose of displaying London interbank offered rates of major banks.

"Term" means the duration of this Loan Agreement as set forth in Section 3.6.

"Termination Event" means a "reportable event" as defined in section 4043(b) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the filing of a notice to terminate under section 4041 of ERISA or any other event or condition that might constitute grounds under section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan.

"Traveler's Mortgage Debt" means that certain mortgage indebtedness owing to Travelers Insurance Company and the Travelers Indemnity Company in an original principal amount of $4,000,000 secured by a mortgage upon certain of the Borrower's real property located in Egg Harbor, New Jersey

"Wakefern" means Wakefern Food Corp., a New Jersey corporation.

1.2 Interpretation. Unless otherwise specified, the following rules of construction shall apply to this Loan Agreement:

(A) The term "any" shall be construed as if followed by the phrase "one or more"; the term "including" shall be construed as if followed by the phrase "without limitation"; and the term "days" shall be construed as if preceded by the word "calendar," unless it is capitalized and is preceded by the word "Banking".

(B)   Singular words include the plural and plural words include the singular.

(C) Title headings and subheadings are for organizational purposes only and neither add to, nor limit, the meaning of any provision.

(D) All accounting terms not specifically defined herein shall be construed in accordance with GAAP and all financial data required to be delivered hereunder shall be prepared in accordance with GAAP.

SECTION II - REVOLVING LOAN

Subject to the terms and conditions set forth in this Loan Agreement and the full satisfaction of all requirements of the Lender and its counsel, including delivery of all documents listed on Exhibit A, and the absence of any Default or Event of Default, the Lender will, from time to time, make loans to the Borrower in such amounts and under such terms as set forth below:

2.1	 Amount of Loans.	The aggregate amount of all loans and extensions of
credit at any time outstanding under the Revolving Loan shall not exceed FIFTEEN
MILLION AND 00/100 ($15,000,000) DOLLARS. The Borrower may request that
Revolving Loans be made in the form of a Prime Rate Loan or LIBOR Loan in accordance with the procedures, and subject to the limitations, set forth in this Loan Agreement. Until the Maturity Date, in the absence of any Default or
Event of Default, the Borrower may borrow, reborrow and repay the Revolving Loan so long as the aggregate outstanding balance is never in excess of $15,000,000.

2.2 Loans In Excess of Maximum. If, for any reason, the aggregate outstanding balance of the Revolving Loan should at any time exceed FIFTEEN MILLION AND 00/100 ($15,000,000) DOLLARS, all sums advanced shall nonetheless constitute indebtedness under this Loan Agreement and shall be due and payable upon demand.

2.3 Reduction in Commitment. At any time, the Borrower, on ten (10) days' advance written notice to the Lender, may reduce the Commitment under the Revolving Loan set forth in Section 2.1 provided that (a) the reduction is in increments of One Million and 00/100 ($1,000,000) Dollars, and (b) the reduction does not reduce the Commitment to an amount less than the current principal balance then outstanding hereunder. Any such notice of reduction shall be irrevocable and permanent, and the Borrower shall have no right to increase the Commitment under the Revolving Loan once reduced by the Borrower hereunder.

2.3 Principal Payment. The Borrower shall not be required to make principal payments prior to the Maturity Date except as required under Section 2.2 or if there shall be an Event of Default. On the Maturity Date, the Borrower shall repay the entire principal balance of the Revolving Loan outstanding as of the Maturity Date together with all accrued interest and other sums then outstanding under the Revolving Loan, which shall all then be due and payable in full.

2.4 Interest Payment. Accrued interest on the daily principal balance is due and payable on each Interest Payment Date. Any interest not paid when due, in the Lender's discretion, and without limitation of any other right or remedy in any Loan Document (including the right to charge a late fee or to raise the interest rate after an Event of Default) may be added to the principal amount outstanding under the Revolving Loan and accrue interest at the Prime Rate and be payable upon demand.

2.5 Clean-up of Principal Balance. The Borrower shall be required to repay the aggregate principal balance of the Revolving Loan to a maximum of One Hundred and 00/100 ($100.00) Dollars for thirty (30) consecutive days during each period of twelve (12) months in which the Revolving Loan is available hereunder.

2.7  Method of Borrowing.

(A) Notice of Borrowing. To borrow or to select a type of loan under the Revolving Loan, the Borrower shall deliver to the Lender (or transmit by telecopier with the original to be mailed or delivered to the Lender on the same day) by 11:00 a.m. of any Banking Day an irrevocable Notice of Borrowing signed by an authorized signer of the Borrower as designated in the borrowing resolutions substantially in the form of the annexed Exhibit D specifying each of the following:

  (i) the proposed borrowing date for a Revolving Loan which, (a) in the case of a Prime Rate Loan may be the same Banking Day or, (b) in the case of a LIBOR Loan shall be a LIBOR Banking Day at least two (2) Banking Days thereafter;

(ii)  the type of loan requested;

(iii) the amount of the proposed borrowing which, in the case of a Prime Rate Loan shall be at least $500,000 and in multiples of $50,000 and in the case of a LIBOR Loan shall be in multiples of $1,000,000;

(iv) in the case of a LIBOR Loan, the duration of the Interest Period for each borrowing (which Interest Period: (a) shall be either one (1) month, two (2) months, or (3) three months; and (b) shall not extend beyond the Maturity Date) and;

(v) instructions to the Lender as to the deposit or transmittal of the borrowed funds.

Amounts drawn on the Revolving Loan on the effective date of the Loan Agreement shall be deemed to be LIBOR Loans.

(B) Determination of Rate. For any LIBOR Loan, two (2) LIBOR Banking Days before the first day of the applicable Interest Period, the Lender shall determine the applicable LIBOR Rate and advise Borrower of that rate by telephone or telecopier. If by 11:30 a.m. of the day in which the Lender quotes any rate the Borrower shall not have advised the Lender (by telephone with immediate telecopier confirmation) whether Borrower wishes to receive the quoted rate, then the Lender may, in its discretion, conclude that the Borrower has rejected the quoted rate and chosen instead to receive a Prime Rate Loan in an amount equal to the Loan requested in the applicable Notice of Borrowing. The Lender's determination of any rate shall be conclusive, absent manifest error.

(C) Deduction for Amounts Due. If any Revolving Loan is to be made on a day on which Borrower is to repay any outstanding Loan, the Lender is authorized to apply proceeds from the new Loan to make that payment and advance to Borrower only the net amount of the new Loan after deducting the amount of the existing Loan payment including principal and accrued interest that had been due.

2.8	Loan Selection.

(A) Revolving Loan. During the term of the Revolving Loan prior to 12:00 noon of the Banking Day prior to the Maturity Date, by delivering a Notice of Borrowing pursuant to Section 2.7, the Borrower may: (1) convert any Prime Rate Loan to a LIBOR Loan by giving the Lender the Notice of Borrowing two (2) LIBOR Banking Days before the first day of the applicable Interest Period; (2) at the end of any Interest Period, convert any LIBOR Loan to a Prime Rate Loan; and (3) at the end of any Interest Period, convert any LIBOR Loan to a LIBOR Loan with a different Interest Period. The Borrower must select either a LIBOR Rate or the Prime Rate for the entire amount of any advance, but may simultaneously have outstanding various types of Revolving Loans. The Borrower shall have no right to select an Interest Period for a LIBOR Loan that would go beyond the Maturity Date.

(B) Lender's Election of Rate. If the Lender does not receive a timely Notice of Borrowing prior to the expiration of any Interest Period for a LIBOR Loan, the Borrower shall be deemed to have elected to pay in full that LIBOR Loan at the end of the Interest Period out of the proceeds of a new Prime Rate Loan. That new Prime Rate Loan will be in a principal amount equal to the principal amount and, if the Lender determines in its absolute discretion, accrued interest of the LIBOR Loan that is being repaid and shall be deemed made automatically and contemporaneously with the payment of that LIBOR Loan.

2.9 Use of Proceeds. The proceeds of any advances under the Revolving Loan will be used by the Borrower to fund general working capital and corporate purposes of the Companies or for any other purpose (but not new store construction).

2.10 Notes. The Revolving Loan shall be evidenced by the Revolving Note, a copy of which is annexed as Exhibit B.

2.11 Standby Letters of Credit. The Lender, in its discretion, may issue or process an application for a letter of credit or any other credit accommodation on behalf of the Borrower. The letters of credit issued hereunder may be used to secure obligations to the Borrower's insurers under the Borrower's worker's compensation program or any other lawful purpose. While there is no commitment to issue any letters of credit hereunder, the aggregate principal amount of letters of credit which may be issued by the Lender and outstanding hereunder shall not exceed Three Million and 00/100 ($3,000,000) Dollars. If any letters of credit are issued, the following terms shall also apply:

(A) Any letters of credit issued by the Lender will be in the Lender's customary form (individually a "Letter of Credit" and, collectively, the "Letters of Credit") for the account of the Borrower. Letters of Credit may be issued at any time and from time to time on or after the date hereof through the date which is sixty (60) days before the Maturity Date, provided that the existing letter of credit no. 516165 issued by New Jersey National Bank (predecessor to CoreStates, in turn, the predecessor to the Lender) on the account of Borrower an original face amount of $1,705,000 (with $1,000,000 currently available to be drawn) shall be deemed to be a Letter of Credit under this Loan Agreement. The aggregate amount outstanding at any time of all Letters of Credit shall not exceed $3,000,000. The term of any Letter of Credit shall not exceed one year, and each such Letter of Credit shall have an expiry which is not later than the Maturity Date; provided, however, that any outstanding Letter of Credit with provision for automatic renewal will continue to be renewed up to the Banking Day prior to the Maturity Date as set forth under the terms of such Letter of Credit and payment of fees, repayment terms and other provisions of such Letter of Credit will continue to be governed by this Section 2.12 except the last sentence of clause (G) below. No outstanding Letter of Credit, and no Letter of Credit issued hereunder, shall be automatically renewed for any period beyond five (5) years from the date of initial issuance.

(B) The Borrower shall notify the Lender at least ten (10) Banking Days in advance by written notice of its request that the Lender issue a Letter of Credit. Each such notice shall be irrevocable and confirmed immediately by delivery to the Lender of a Request for Letter of Credit in the Lender's customary form, but without any accompanying terms and conditions which are inconsistent with this Loan Agreement or the other Loan Documents.

(C) Each request for a Letter of Credit shall constitute a representation and warranty by the Borrower that, except as contemplated by the Loan Documents: (i) the representations and warranties set forth in Section V hereof remain accurate as of the date of such request, and (ii) no Default or Event of Default exists under this Loan Agreement or any other Loan Document.

(D) Each Letter of Credit outstanding shall reduce the amount available under the Lender's Commitment in an amount equal to such Letter of Credit, and for the purposes of Section 2.1 each such Letter of Credit shall be deemed to be a use of the Lender's Commitment.

(E) Each payment by the Lender under a Letter of Credit shall be treated as a loan (a "Letter of Credit Loan") and shall be payable one (1) Banking Day after notice of such payment is given to Borrower, or, if earlier, on the Maturity Date. Each Letter of Credit Loan outstanding shall reduce the amount available under the Lender's Commitment as under paragraph (D) above.

(F) Each Letter of Credit Loan shall bear interest on the outstanding principal amount thereof, for each day from the date such Letter of Credit Loan is made until the date payment is made in full, at a rate per annum equal to the Prime Rate in effect from time to time.

(G) The obligation to repay each Letter of Credit Loan in full, together with accrued interest thereon in accordance with this Loan Agreement, shall be absolute, unconditional and irrevocable, under all circumstances whatsoever, and (without limiting the generality of the foregoing) shall not be affected by:

(i) the use which may be made of the Letter of Credit Loan or any acts or omissions of the drawer in connection therewith;

(ii) the validity or genuineness of documents presented in connection with a drawing, or of any endorsement thereon, even if such documents should in fact prove to be in any or all respects invalid, fraudulent or forged, provided that such documents appear on their face to comply with the terms of the Letter of Credit;

(iii) any irregularity in the transaction with respect to which the Letter of Credit is issued; or

(iv) the existence of any claim, set-off, defense or other right which the Borrower might have against the Lender, or any other Person, whether in connection with the Letter of Credit, the transaction contemplated by the Letter of Credit, or any unrelated transaction.

If all conditions to borrowing Revolving Loans are satisfied, the Borrower shall have the right to repay any Letter of Credit Loan with the proceeds of Revolving Loans made on or prior to the maturity of the Letter of Credit Loan.

(H) The Borrower shall pay to the Lender a fee (the "Letter of Credit Fee") on the undrawn portion of all Letters of Credit at a rate per annum equal to one and one-quarter percent (1-1/4%) which shall be payable quarterly in advance on the first Banking Day of each January, April, July and October to occur after the date hereof. The foregoing shall modify the fees payable in connection with all outstanding Letters of Credit.

(I) The Borrower shall pay to the Lender with respect to each Letter of Credit issued, the usual and customary administrative fees and other charges of the Lender in connection with any Letter of Credit, including without limitation, all charges for the issuance of Letters of Credit, the negotiation of any draft paid pursuant to any Letter of Credit and any amendments or supplements thereto.

(J) At Closing, the Borrower shall supply to the Lender a list of all outstanding Letters of Credit issued by any financial institution.

2.12 Termination. The provisions of this Loan Agreement that provide for the making of advances under the Revolving Loan shall expire automatically on 12:00 noon on the Banking Day before the Maturity Date and may be terminated by the Lender at any time after the occurrence of any Default or Event of Default (unless subsequently cured to the satisfaction of the Lender prior to termination) and shall be terminated automatically upon the occurrence of any Event of Default described in Section 8.12.

2.13 Interest Rates For Revolving Loan. The Borrower agrees to pay interest on the unpaid portion of Revolving Loans as follows:

(A) for Prime Rate Loans at a fluctuating rate equal to the Prime Rate in effect from time to time; and

(B) for each LIBOR Loan at a fixed rate equal to the sum of the LIBOR Rate for that Loan plus the Applicable Margin.

2.14 Calculation of Interest. Interest shall be calculated on a 360-day year based on the number of days elapsed. After the last day of each Interest Period for any Loan the Lender shall endeavor to mail to the Borrower a statement of that Loan as of the last day of the Interest Period. That statement will be deemed to be correct unless the Borrower has delivered to the Lender specific written objections within thirty (30) days of the Borrower's receipt.

2.15 Increased Cost.   If at any time or from time to time any change occurring
after the date hereof in any requirement of law, regulation, order, decree, treaty or directive or the interpretation or application thereof by governmental authority or compliance by the Lender with any request or directive (whether or not having the force of law) occurring after the date hereof from any central bank or monetary authority or other Governmental authority:

(A) does or shall subject the Lender to any tax of any kind whatsoever with respect to this Loan Agreement or any LIBOR Loan, or change the basis of taxation of payments to the Lender of principal, interest or others amount payable hereunder (except for changes in the rate or method of tax on the overall net income of the Lender in any jurisdiction); or

(B) does or shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of the Lender which are not otherwise included in the determination of the LIBOR Rate hereunder; or

(C) does or shall impose on the Lender any other condition regarding this Loan Agreement or the Loans; and the result of any of the foregoing is to increase the cost to the Lender of making, renewing, converting or maintaining advances or extensions of credit as LIBOR Loans, or to reduce any amount receivable in respect of such LIBOR Loans, then, in any such case, the Lender will promptly notify the Borrower of the change and of the estimated amount of such cost increase or reduction in amount and Borrower shall promptly pay to the Lender upon their demand, such additional amount which will compensate the Lender for such additional cost or reduced amount receivable as the Lender deems to be material as determined by the Lender. If the Borrower becomes so obligated, at Borrower's option and upon two (2) LIBOR Banking Days, prior notice by telephone or telegraph (to be confirmed promptly in writing) given by the Borrower to the Lender, the Borrower may (in lieu of paying such additional amounts as aforesaid): (i) terminate the obligation of the Lender to make or maintain LIBOR Loans and/or (ii) convert all LIBOR Loans then outstanding to any other type of Revolving Loan, as the case may be, by prepayment and reborrowing in the manner specified in this Loan Agreement. If any such conversion of a LIBOR Loan is made on a day which is not the last day of an applicable Interest Period, the Borrower shall pay to the Lender upon request such amount or amounts as may be necessary to compensate the Lender for any loss or expense sustained or incurred by the Lender in respect of the prepayment of such LIBOR Loan as a result of such conversion. If the Lender becomes entitled to claim any additional amounts pursuant to this Section, it shall promptly notify Borrower thereof. A certificate as to any additional amounts payable pursuant to the foregoing submitted by an officer of the Lender to the Borrower shall be conclusive in the absence of manifest error.

2.16  [INTENTIONALLY DELETED].

2.16 Basis for Determining InterBank Rate Inadequate or Unfair. If with respect to any Interest Period:

(A) the Lender determines that deposits in dollars in the applicable amounts are not being offered to the Lender in the London market for such Interest Period, or

(B) the Lender determines that the applicable LIBOR Rate will not adequately and fairly reflect the cost to the Lender of maintaining or funding a LIBOR Loan for such Interest Period, then, the Lender shall promptly notify Borrower and, until the Lender determines that the circumstances giving rise to such suspension no longer exist, the Lender's obligation to make future LIBOR Loans shall be suspended.

Funding Assumptions.  The amounts payable pursuant to Sections 2.15, 2.17 and
3.5 hereof shall be determined based on the assumption that the Lender funded the entire amount of the relevant LIBOR Loan through matching funding obtained in the London interbank market; provided, however, that the Lender may fund each LIBOR Loan in any manner it sees fit, and the foregoing assumption shall be utilized only for the calculation of amounts payable under the Sections identified above.

SECTION III - PAYMENTS, PROCEEDS AND TERM

3.1 Manner of Payment. All payments shall be delivered to the Lender in immediately available funds when due.

3.2 Payment on Non-Banking Days. Any payment that is due on a day other than a Banking Day may be made on the next succeeding Banking Day together with interest for each such additional day after the original due date.

3.3 Late Payments. If any payment of principal, interest or fees payable hereunder or under the Note is not received within fifteen (15) days from the date that payment is due, the Lender may charge a "late charge" equal to five cents ($.05) of each dollar of such delinquent payment for the purpose of defraying the expense incident to handling that delinquent payment. This late charge can be imposed on each late payment. This late charge shall be in addition to, and not in lieu of, any other right or remedy the Lender may have as a result of a late payment.

3.4 Prepayments. At any time after receipt of the prior written notice to the Lender specified below, any Loan being made pursuant to this Loan Agreement may be prepaid, in whole, or in part without penalty in multiples of ONE HUNDRED THOUSAND and 00/100 DOLLARS ($100,000), provided, however, that no LIBOR Loan may be prepaid except at the end of the applicable Interest Period and accrued interest on the amount being prepaid plus any applicable fees as set forth in
Section 3.5 below shall simultaneously be paid. The notice required pursuant to the immediately preceding sentence must be received by the Lender no later than
(i) 11:30 a.m. on the proposed prepayment date in that case of a prepayment of the Prime Rate Loan and (ii) 11:30 a.m. on the LIBOR Banking Day that is at least two (2) LIBOR Banking Days prior to the proposed prepayment date. Prepayments shall be applied first to any expenses outstanding under any Loan Document, then to any fees due hereunder, then to interest and then to principal.

3.5 Funding Losses. The Borrower shall compensate the Lender, upon its written request (which request shall set forth the basis for requesting such compensation), for all reasonable losses, expenses and liabilities, including, without limitation, any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required to fund any LIBOR Loan (all such losses "Funding Losses") which the Lender may sustain: (i) if for any reason an advance of, or conversion from or into, a LIBOR Loan does not occur on a date specified therefor in a Notice of Borrowing or notice of conversion given pursuant to Sections 2.7 or 2.8; (ii) if any repayment (including any prepayment made pursuant to Section 3.4) or conversion of any of its LIBOR Loans occurs on a date which is not the last day of an Interest Period with respect thereto; or (iii) as a consequence of any other default by the Borrower to repay its Loans when required by the terms of this Loan Agreement or any Note held by the Lender.

3.6 Term. The Term of this Loan Agreement shall commence as of the Date of Closing and, subject to the provisions hereof, shall expire at midnight on the Maturity Date. The Maturity Date, and therefore the Term of this Agreement, may be extended for additional one (1) year periods as of the first and second anniversaries of the Date of Closing upon the written request of the Borrower to the Lender made at least two (2) months prior (but not more than three (3) months prior to said anniversary date). Such notice shall be accompanied (i) by a certificate from the Chief Financial Officer of the Borrower stating that no Default or Event of Default has occurred and is then continuing and the representations and warranties contained herein and in the other Loan Documents are true and correct in all material respects on such date and (ii) three year financial projections in GAAP format. The Lender shall not be obligated to grant any such extension, it being acknowledged that the Lender may or may not grant any such extension in its sole and absolute discretion, however, the Lender agrees to reply to any such request within thirty days after receipt of a request therefor in accordance with this Section 3.6.

3.7 Interest Limits. If the fulfillment of any provision in any Loan Document relating to the rate of interest is prohibited by, or in violation of, any applicable law in effect at the time payment is due, the interest rate shall be automatically reduced to the maximum rate then permitted by law. If for any reason the Lender should receive as interest an amount that would exceed the highest applicable lawful rate of interest, that amount in excess of the lawful rate will be deemed to have been credited against principal and not against interest. This provision shall control every other provision in any Loan Document that is applicable to the calculation of interest.

3.8 Borrowings. The Borrower shall give the Lender notice of each borrowing to be made hereunder after the Date of Closing by (i) 11:00 am. of the date of such borrowing, if a Prime Rate Loan, or (ii) by 11:00 am. two (2) LIBOR Banking Days before the date of such borrowing, if a LIBOR Loan, all as further provided in
Section 2.7.

3.9 Certain Notices. Notices by the Borrower to the Lender of each borrowing and each prepayment shall be irrevocable and shall be effective only if received by the Lender not later than 11:00 a.m. New York City time.

3.10 Facility Fees. A commitment fee shall accrue on the daily average amount of the Commitment for the period from and including the Date of Closing to the earliest of the date the Commitment is terminated by the Borrower or the Lender, as the case may be, in accordance with the terms hereof or the Maturity Date at a rate per annum equal to twenty-five (25) Basis Points calculated on the basis of a 360 day year for the actual number of days elapsed. The accrued commitment fee shall be due and payable in arrears on the first day of each calendar quarter, commencing on the first day of the first calendar quarter after the Date of Closing and on the Maturity Date.

3.11 Fees. In consideration of credit underwriting services rendered by the Lender and the negotiation and preparation of the Commitment and the Loan Documents evidencing said Commitment, on or before the Date of Closing, the Borrower shall pay to the Lender, a credit underwriting fee in the amount of $25,000. On or before the Date of Closing and from time to time thereafter, the Borrower shall also pay or reimburse the Lender for all of its counsel fees and other reasonable out-of-pocket expenses related to this transaction and any subsequent waivers, modifications or amendments.

3.12 Payment Generally. All payments under this Loan Agreement or the Note or fees shall be made by the Borrower in United States Dollars in immediately available funds not later than 2:00 p.m. New York City time on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Banking Day) at the Lending Office provided, that, when a new Loan is to be made by the Lender on a date the Borrower is to repay any principal of an outstanding Loan, the Lender shall apply the proceeds thereof to the payment of the principal to be repaid and only an amount equal to the difference between the principal to be borrowed and the principal to be repaid shall be made available by the Lender to the Borrower as provided in Section 2.7. The Borrower shall, at the time of making each payment under this Loan Agreement or any Note, specify to the Lender the principal or other amount payable by the Borrower under this Loan Agreement or the Note to which such payment is to be applied, and in the event that it fails to so specify, or if a Default or Event of Default has occurred and is continuing, the Lender may apply such payment as it may elect in its sole discretion. If the due date of any payment under this Loan Agreement or the Note would otherwise fall on a day which is not a Banking Day, such date shall be extended to the next succeeding Banking Day and interest shall by payable for any principal so extended for the period of such extension.

3.13 Debiting of Account. If so requested by the Lender, the Borrower shall maintain a demand deposit account (a DDA Account) with the Lender, and the Lender may, and the Borrower hereby authorizes the Lender to, debit any such DDA Account or such other account maintained by the Borrower with the Lender for the amount of any payment, as and when such payment becomes due hereunder, whether such payment is for accrued interest, principal or expense, even if debiting any such account results in a loss or reduction of interest to the Borrower or the imposition of a penalty applicable to the early withdrawal of time deposits. Such authorization shall not affect the Borrower's obligation to pay when due all amounts payable hereunder, whether or not there are sufficient funds in any accounts of the Borrower. The foregoing rights of the Lender to debit the Borrower's accounts shall be in addition to, and not in limitation of, any rights of set-off which the Lender may have hereunder or under any other Loan Document.

SECTION IV - CONDITIONS PRECEDENT

4.1 Requirements for Initial Advance. The obligation of the Lender to make the initial advances under this Loan Agreement requested on the Date of Closing is subject to the satisfaction of all of the following conditions precedent:

(A) Loan Documents. The following Loan Documents, each duly executed and delivered by the parties thereto:

(i) this Loan Agreement;

(ii) the Note;

(iii) an incumbency certificate executed by an appropriate officer of the Borrower certifying, as of the Date of Closing, the names, titles and true signatures of the officers certified to execute the Loan Documents, and the names, titles and true signatures of such officers of the Borrower authorized to deliver Notices of Borrowing and letter of credit requests on behalf of the Borrower;

(iv) a favorable New Jersey law opinion of counsel to the Borrower (which may be rendered by Frank Sauro, Esq. Borrower's in-house general counsel) , addressed to the Lender, to the effect that the Loan Documents have been duly authorized and executed and are enforceable against the Borrower in accordance with their respective terms, and as to such other matters reasonably requested by the Lender;

(v) a secretary's certificate for the Borrower, to which are attached certified copies of: (a) the articles of incorporation of the Borrower and all amendments thereto, certified by an appropriate corporate officer, (b) the By-Laws of the Borrower and all amendments thereto, and (c) appropriate resolutions and shareholder consents authorizing the transactions herein contemplated;

(v) a certificate from the chief financial officer of the Borrower dated the Date of Closing to the effect that as of such date: (a) no Default or Event of Default has occurred or is continuing, (b) since April 29, 1999, there has been no material adverse change in the business, financial condition or operations of the Borrower, and (c) each of the representations and warranties of the Borrower contained in this Loan Agreement are true in all material respects;

(vi) good standing certificate issued by the appropriate official of the state in which the Borrower is incorporated; and such good standing certificates issued by the appropriate official of each of the states in which the Borrower is qualified as a foreign corporation as the Lender shall require;

(vii) certificates of insurance evidencing the existence and full force and effect of the insurance described in Section 6.2 hereof;

(viii) the certificate of merger, agreement of merger, and such other documentation as the Lender may reasonably request pertaining to the merger of Village Liquor Shop with and into the Borrower, with the Borrower as the surviving entity; and

(ix) such other documents as the Lender may reasonably require, including without limitation, other agreements, instruments, or indentures to which any obligor is a party, including, without limitation, financing statements, proofs, opinions, guaranties and other written assurances.

(B) Fees and Expenses. The Borrower shall have paid (or otherwise satisfied to the satisfaction of the Lender) all fees hereunder that are expenses due and payable on or prior to the Date of Closing, including, without limitation, the fees specified in Section 3.11 and fees and expenses incurred by the Lender's counsel related to the preparation, negotiation, and closing of the transaction contemplated herein that have been requested pursuant to invoices submitted to the Borrower on or prior to the Date of Closing.

(C) Private Placement Transaction. On or before the Date of Closing, the Borrower shall have consummated the private placement transaction described in a Confidential Private Offering Memorandum dated July, 1999 (the "Note Private Placement") and, in connection therewith, the Borrower shall have furnished to the Lender evidence of the application of the proceeds of the sale of the Privately Placed Notes so issued to the satisfaction of the following Liabilities and the release of any Liens securing the same: (i) all of Borrower's indebtedness and liabilities arising under the Existing Credit Facility pursuant to a certain pay-off letter issued by the Lender in its capacity as agent thereunder and acknowledged by the Borrower and Summit Bank; and (ii) all of Borrower indebtedness and liabilities arising under or in connection with the Traveler's Mortgage Debt in accordance with a certain pay-off letter obtained by the Borrower on or prior to the Date of Closing.

4.2 Requirements for Any Advance and Issuance of Letter of Credit. The obligation of the Lender to make any Revolving Credit Loan and the obligation of the Lender to issue any Letter of Credit, in each case subsequent to the Date of Closing, is subject to satisfaction of the following conditions:

(A) the representations and warranties contained in Section V hereof are true and correct on and as of the date of funding of each such Loan or date of issuance of such Letter of Credit, as the case may be;

(B) no Default or Event of Default has occurred and is continuing;

(C) there has been no material adverse change in the Borrower's condition, financial or otherwise, since the date of this Loan Agreement; and

(D) all of the Loan Documents remain in full force and effect.


SECTION V - REPRESENTATIONS AND WARRANTIES

As of the Date of Closing, as of the time of each advance under the Revolving Loan, and as of the date of issuance of any Letter of Credit hereunder, the Borrower represents, and warrants to the Lender and agrees as follows:

5.1 Organization and Authority. Each Company is a duly organized and validly existing corporation that is in good standing under the laws of the State of New Jersey and is duly qualified and in good standing in each state in which its property or business subjects it to qualification requirements as a foreign corporation. Each Company (A) is duly qualified and registered to transact business in each jurisdiction in which its properties or business make qualification or registration necessary, and (B) has full power, authority, franchises, licenses and right to enter into and perform each of the Loan Documents to which it is a party and to carry on its business as now being conducted.

5.2 Binding Effect. Each Loan Document constitutes a legal, valid and binding obligation of the Companies which are parties thereto, enforceable in accordance with their terms.

5.3 No Conflicting Agreements or Laws. Neither the execution nor the delivery of any Loan Document, nor the consummation of the transactions contemplated thereby, nor the fulfillment of, compliance with or performance of the terms and conditions therein, is prevented or limited by, conflicts with or will result in the breach or violation of, or a default under the terms or conditions of (A) any certificate of incorporation, charter or other agreement to which the Borrower is bound, or (B) any law, order of any court or administrative agency or any rule or regulation applicable to the Borrower. The Borrower is not, or by Borrower's execution, delivery or performance of any Loan Document will not be, in default under, or in violation of, any of its obligations under any agreement or undertaking to which the Borrower is a party or by which the Borrower is bound.

5.4 No Conflicting Litigation. There is no action or proceeding pending or threatened against the Borrower or involving any assets of, or ownership in, the Borrower before any court, administrative agency or governmental authority that might (A) adversely affect the Borrower's ability to authorize or perform any Obligations, (B) involve the possibility of any judgment or liability that would result in any material adverse change in the Borrower's business, properties or assets, (C) adversely affect the enforceability of any Loan Document, or (D) involve possible or threatened claims totaling in excess of $500,000, except for any litigation that has been accurately and completely described on Exhibit 2 annexed to the Principal's Certificate.

5.5 Ownership of Subsidiaries. Village Liquor Shop has been merged into the Borrower, with the Borrower as the surviving entity, therefore, the Borrower does not directly or indirectly own or control any Subsidiaries, other than such subsidiaries which may be created or acquired subsequent to the Date of Closing in accordance with Section 7.4(f) hereof.

5.6 Liens Against Property. The Borrower has good and marketable title to all of the Property. All Property is now free and clear of Liens, except for any Permitted Encumbrances, and there are no judgments of record in any other state where any Property may be located against any name used within the past twenty
(20) years by any Company or by any Company's predecessor in interest.

5.7 Location of Property and Offices. The chief executive offices and primary business records of the Borrower are at all times maintained, and for the past four (4) months have at all times been maintained, at the principal place of business of the Borrower set forth in the caption of this Loan Agreement. All Property and other business records of the Companies are, and will be, at the locations set forth on Exhibit 1 annexed to the Principal's Certificate, except for new stores and offices that may be opened only after notice to the Lender of each such location.

5.8 Financial Information and Condition. The consolidated audited financial statement of the Borrower dated July 25, 1998 and delivered to the Lender truly sets forth its financial condition and the results of operations as of that date and there has been no material adverse change since then. All other statements, representations and warranties made by the Borrower to the Lender have been, and as of the Date of Closing are, accurate and complete and no information has been omitted that would make any of them misleading or incomplete. Immediately prior to, and after the making of each loan described in this Loan Agreement, the Lender was not and will not be, (A) "insolvent" as that term is defined in N.J.S.A. 25:2-23 (or any successor statute governing fraudulent transfers) or in 11 U.S.C.A. 101(3 1) or (B) left with "unreasonably small capital" or "debts beyond the debtor's ability to pay as such debts become due", as those phrases are construed under 11 U.S.C.A. 548 (a)(2)(B) or any other applicable statute governing "fraudulent transfers".

5.9 Environmental Matters.   Except as set forth in Exhibit 3  to the
Principal's Certificate, no Company has generated, stored, treated, discharged, handled, refined, spilled, released or disposed of any Hazardous Substances in violation of any applicable law or regulation. No Company has received any notice, or is on notice of, any claim, investigation, litigation or administrative proceeding, actual or threatened, or any order, writ or judgment that relates to any discharge, spill, handling, refining, release, emission, leaching or disposal of pollutants of any kind including any Hazardous Substances by, or on property owned or leased by, any Company. The Standard Industrial Classification code numbers relating to any activities any Company, are also set forth on that Exhibit 3. In connection with any acquisition, sale, closing, transfer, change in control or merger of Borrower or any Company since December 31, 1983 or any Property now or previously owned or leased by them that was subject to New Jersey law, the New Jersey Industrial Site Recovery Act (N.J.S.A. 13: 1 K-6 et seq.) ("ISRA"), including any predecessor statute (such as the Environmental Clean-Up Responsibility Act) was complied with by submitting a "Negative Declaration" as that term is defined in N.J.A.C. 7:1-3.3 or by completing a "Clean-up Plan" as that term is defined in N.J.A.C. 7:1-3.3, which Negative Declaration or Clean-up Plan has been approved, without condition or reservation, by the New Jersey Department of Environmental Protection and Energy.

5.10 Taxes. Each Company has filed all tax returns and reports required to be filed and has paid all taxes that are due and owing (including penalties, deficiency assessments and interest) other than those that are being diligently and in good faith disputed and the asserted liability for which is shown as a reserve on the financial statements delivered to the Lender in accordance with GAAP. All such returns and reports are accurate and complete in all respects.

5.11 Name and History. During the past twenty (20) years, no Company has (A) had, used or operated under any other name or trade name, (B) acquired any other organization or entity or a substantial portion of the assets of any other organization or entity, (C) merged, or been merged into, any other organization or entity or (D) controlled, directly or indirectly, any non-individual Person, except as set forth on Exhibit 4 annexed to the Principal's Certificate.

5.12 Controlling Interests. The names and respective interests and offices of all Persons who directly or indirectly own or control Ten Percent (10%) or more of any class of stock of the Borrower are set forth on Exhibit 5 annexed to the Principal's Certificate. The Sumas Family holds a sufficient number of shares of all classes of stock of Borrower to cast at least 51% of the votes that may be cast in any election.

5.13 ERISA. There has not occurred, and there are no circumstances that, with the lapse of time or giving of notice, may lead to the occurrence of, a Termination Event under any Plan. No Company, nor any Plan maintained by any Company (nor any related trust) has incurred any accumulated funding deficiency. Except as disclosed on Exhibit 2 to the Principal's Certificate, no event or set of circumstances has occurred under which any Company could be subject to any liability (including but not limited to liability under Sections 4201 and 4242 of ERISA) with respect to a "multi-employer plan" (as defined in Section 3(37) of ERISA) to which it contributes other than for contributions made in the ordinary course of business, none of which are overdue. No representation or warranty is made by Borrower with respect to payments or contributions due after the date hereof by participants in any "Multi-employer plan" other than Borrower and its affiliates.

5.14 Margin Stock.   No Company is involved, as one of its important
activities, in the business of extending credit for the acquisition of any "margin stock" (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States) and no proceeds of any Loans under this Loan Agreement will be used to purchase, or to extend credit to others so that they may purchase, any such margin stock.

5.15 Compliance with Loan Documents. Each Company is in full compliance with all terms and conditions of all Loan Documents.

5.16 No Claims or Offsets. The aggregate principal amount of indebtedness due to the Lender as of the date hereof is as stated in the Note. The Borrower acknowledges and agrees that such indebtedness is unconditionally due to the Lender, and that as of the date hereof has no claims against the Lender nor any counterclaims, defenses or offsets to the Borrower's obligations under the Note or the other Loan Documents of any nature whatsoever.

5.17 Compliance with Laws. To the best of its knowledge, each Company, in the conduct of its business, is in compliance with all laws, regulations and orders, the failure to comply with which would have a material adverse effect on the business of such Company.

5.18 Wakefern. The Borrower is a member in good standing of the Wakefern cooperative. The Borrower has duly performed all of its duties and obligations as a member of the Wakefem cooperative and has the right to use the "Shop-Rite" name and trademark. No claim is pending or, to the best of the Borrower's knowledge, threatened asserting any breach of any such duties or obligations or seeking to limit or curtail the Borrower's right to use such name or trademark.

5.19 Accuracy of Statements. All statements, representations and warranties made by the Borrower in this Loan Agreement and in the Loan Documents are correct and complete and no information has been omitted therefrom which would make any of them misleading or incomplete.

5.20 Survival. All representations and warranties in any Loan Document shall survive both the closing of any Loans and any independent investigation by the Lender.

SECTION VI - AFFIRMATIVE COVENANTS

The Borrower agrees to observe and perform its duties and covenants under each Loan Document and Obligation and, in addition, to do all of the following, and to cause the Subsidiaries to remain in compliance with the following:

6.1 Protection of Property. Protect the value of, and any Company's interest in, the Property including (A) maintaining the Property in good condition and repair and preserving it against loss, damage, contamination, pollution and depreciation in value, other than by normal wear and tear; and (B) defending against all claims and demands of any Person claiming title to or a Lien against or security interest or any interest adverse to the Lender in, any Property, except for Liens that are Permitted Encumbrances.

6.2 Insurance.  Maintain insurance as follows:

(A) property insurance written in the broadest "all risk" form available on a replacement cost basis and covering all tangible Property. That insurance shall be in amounts at all times at least equal to the full insurable value of such Property, but in no event shall the insurance be less than the sum of the Obligations nor shall it be less than $15,000,000 per location and $75,000,000 in the aggregate; and

(B) public liability insurance in the name of Borrower, with comprehensive general liability coverage of not less than $175,000,000, and including a contractual liability endorsement, in the amounts of $2,000,000 for the death or bodily injury to one person, $5,000,000 for the death or bodily injury in any one accident or occurrence and $500,000 for loss or damage to the property of any person or persons; and

(C) if the Borrower shall be operating or using a boiler, boiler explosion and casualty insurance reasonably satisfactory to the Lender; and

(D) business interruption insurance in amounts no less than the amounts maintained as of the Date of Closing; and

(E) worker's compensation insurance, as may be required by law; and

(F) all such insurance coverage may be effected under overall blanket or excess

(G) coverage policies provided, however, that all insurance shall be in amounts sufficient to prevent the insured from being a co-insurer within the terms of any insurance policy; and

(H) all policies of insurance shall be in a form reasonably acceptable to the Lender and shall be issued by insurers duly licensed and authorized to conduct that type of insurance business in New Jersey or Pennsylvania as the case may be. The Lender shall have the right, at any time, to reject insurance provided by an insurance company other than InsuRite that does not at all times have a policy-holders rating of "A", or better, and financial rating of "V", or better, in the then current edition of Best's Insurance Guide; and

(I) all policies of insurance or satisfactory endorsements thereof, together with a paid receipt, shall be deposited with the Lender prior to the Date of Closing and, at least thirty (30) days prior to the expiration of any such policies, the Borrower shall furnish paid receipts and other evidence, satisfactory to the Lender, that all such policies have been renewed or replaced; and

(J) comply with all provisions of any other Loan Document relating to insurance.

6.3 Financial Information. Deliver financial information and documents directly to the Lender as follows:

(A) within forty-five (45) days after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year, the 10-Q reports for such Fiscal Quarter submitted to the Securities and Exchange Commission by any Company (or equivalent financial statements if the Company is no longer a reporting Company with the SEC); and

(B) within ninety (90) days after the close of each Fiscal Year, (i) the 10-K report most recently submitted to the Securities and Exchange Commission by any Company and (ii) to the extent not included in the 10-K, an audited consolidated balance sheet of the Companies as of the close of each such Fiscal Year together with the related consolidated statements of operations, retained earnings and statements of cash flows for such Fiscal Year, certified without qualification by independent certified public accountants that are reasonably satisfactory to the Lender including their certificate and accompanying comment and a certificate stating that they have no knowledge of the existence of any condition or event that constitutes a Default or Event of Default under any Loan Document or any other Obligation; and

(C) simultaneously with the submission of each financial report as stated above, a certificate of the president or chief financial officer of each Company that the signers (i) believe that the financial report is true and complete, (ii) have no knowledge of the existence of any condition or event that constitutes a Default or Event of Default under any Loan Document or other Obligation, (iii) if any Default or Event of Default existed or exists, specifying the nature and period of existence and what, if any, remedial action is being taken, and (iv) calculating and demonstrating compliance with all financial covenants herein; and

(D) within five (5) days of filing or public release, true copies of all (i) filings that are made with the Securities and Exchange Commission or other regulatory authorities, and (ii) reports, statements, communications and announcements that are sent by the Borrower to its shareholders;

(E) within forty-five (45) days after the end of each six-month semi-annual fiscal period, a profit and loss report for such fiscal period prepared on a store by store basis; and

(F) simultaneously with delivery of the same to the holders of the Privately Placed Notes, the Borrower shall furnish to the Lender any notice, report, financial statement, certificates, projections or other forms of information (financial or otherwise) required to be delivered by or on behalf of the Borrower to such holders pursuant to the documents evidencing or governing such notes; provided, however, that the Borrower shall have no such obligation to furnish information pursuant to this clause (F) to the extent that such information (or substantially the same information) has been furnished to the Lender pursuant to any other clause of this Section 6.3; and

(G) such other information including tax filings and reports respecting the business and properties or the condition or operations, financial or otherwise, of any Company as the Lender may, from time to time, reasonably request.

6.4 Notices to Lender. Notify the Lender immediately in writing (A) of any default, or asserted default by any Company, under any real property lease, or under any agreement involving actual or threatened claims or liability in excess of Five Hundred Thousand Dollars ($500,000); (B) if any Company becomes involved in any litigation involving actual or threatened claims or liability in excess of Five Hundred Thousand Dollars ($500,000) that is not fully covered by insurance; (C) the occurrence of any theft, fire or other casualty, or any governmental taking, involving any Property having a value in excess of Five Hundred Thousand Dollars ($500,000); and (D) on receipt of any information, notice, claim or investigation as to any alleged use, storage, treatment or handling, except as expressly permitted in this Loan Agreement or any discharge, spill, emission or disposal, of any Hazardous Substance by, or on any property owned or leased by, any Company that may involve more than Five Hundred Thousand Dollars ($500,000) in testing and cleanup costs.

6.5 Further Assurances. Furnish further assurances that the Lender in its discretion determines to be reasonably necessary or desirable to confirm and assure that all Property remains free of Liens other than Permitted Encumbrances, the reasonable cost of so doing to be paid by the Borrower. The Borrower shall also, within five (5) days of request, deliver to the Lender a notarized statement of the indebtedness owing under each Obligation.

6.6 Complete Records. Maintain accurate, current and complete records of each Company's financial affairs and transactions and of all Property reasonably satisfactory to the Lender.

6.7 Location of Offices. Maintain the chief executive offices and company-wide business records of the Companies at the address for the Borrower set forth in the caption of this Loan Agreement and maintain the other records and Property at the locations set forth on Exhibit 1 annexed to the Principal's Certificate provided, however, that any such address may be changed after prior written notice to the Lender.

6.8 Inspection of Property and Records. Arrange, within one (1) Banking Day of request, for the Lender's agents, employees or representatives to inspect any Property and any books and records and commercial premises of any Company.

6.9 Bank Accounts. Except for local short-term cash deposit and payroll accounts for any stores of any Company, all Companies shall keep and maintain all existing and future demand deposit, operating, tax reserve and other deposit accounts in Borrower's name with the Lender and its Affiliates, except as expressly permitted in advance, in writing, by the Lender, in its discretion. Permission to open any such accounts with any other bank or financial institution shall be requested of the Lender, in writing, at least fifteen (15) days in advance of the date when any such proposed account is to be opened. All funds deposited in any accounts of institutions other than the Lender as permitted above shall be regularly transferred into, and maintained at all times in, the Borrower's operating accounts at the Lender.

6.10 Minimum Tangible Net Worth. For each Fiscal Quarter occurring after the close of the Fiscal Year ended July 31, 1999, not cause or permit Tangible Net Worth of the Companies, on a consolidated basis, to be less than the sum of (x) $50,000,000 and (y) fifty percent (50%) of accumulated quarterly positive Net Income for each such Fiscal Quarter then ending. Notwithstanding the foregoing, if there are any charges with respect to the Garwood Facility in Fiscal Year ended July 31, 1999, such charges (net of any tax benefit inuring to the Borrower as a result thereof) shall be excluded for purposes of the base calculation of Minimum Tangible Net Worth in clause (x) above.

6.11 Ratio of Funded Debt Plus 8* Rent to EBITDAR. As to the Companies, on a consolidated basis, maintain a Ratio of Funded Debt Plus 8* Rent to EBITDAR of not more than 4.00 to 1.00 measured as of the end of each Fiscal Year and Fiscal Quarter on a rolling four quarters basis.

6.12 Ratio of EBITDAR to Interest Plus Rent. As to the Companies, on a consolidated basis, maintain a Ratio of EBITDAR to Interest Plus Rent of not less than 2.30 to 1.00 measured as of the end of each Fiscal Year and Fiscal Quarter on a rolling four quarters basis.

6.13 Capital Expenditures. Not cause or permit the aggregate sum of all of the consolidated Capital Expenditures of the Companies (excluding the Garwood Facility) made at any time during the period commencing at the beginning Fiscal Year 2000 through and including the end of Fiscal Year 2002 to exceed $38,000,000.

In addition to the Capital Expenditures permitted above in this Section 6.13, Borrower may expend additional amounts in the form of Capital Expenditures in an aggregate amount not to exceed $12,000,000 in connection with the construction and fit-up of the Garwood Facility; provided, that prior to any such expenditure the Lender shall have received and approved (i) a final budget itemizing such expenditures, (ii) documentary evidence that the litigation regarding the Garwood Facility has been settled, and (iii) documentary evidence that all zoning, land use and construction permits, approvals, authorizations and certificates necessary to commence and proceed with the development and construction of the Garwood Facility have been obtained.

6.14 Taxes and Laws. Pay all taxes, assessments, government charges and levies when due and comply with all federal, state and local laws and regulations that are applicable to any Company or the business of any Company and provide proof of such payment and compliance as Lender may request, provided however that any Company may diligently and in good faith dispute an asserted tax liability by an appeal in a forum of appropriate jurisdiction so long as the asserted liability is shown as a reserve on all financial statements and reports delivered to the Lender in accordance with GAAP.

6.15 Lender's Expenses. Pay all reasonable fees, costs and expenses incurred by the Lender and its counsel in connection with the preparation or later modification of any Loan Document (whether or not any loan is actually consummated or modification is made) and the making, closing and administering of the loans contemplated thereby, including lien and title searches, copying costs, delivery and postage charges and all filing and recording costs.

6.16 Indemnification. Assume all liability for, and agree to indemnify, protect and save harmless the Lender, its agents and employees from and against all liability (including liability in tort, whether absolute or otherwise), obligations, losses, penalties, claims, suits, costs and disbursements, including reasonable legal fees and disbursements, in any way relating to, or arising out of, any relationship with any Company or any Obligation except liabilities arising from the willful misconduct of the Lender. This provision shall survive the termination or expiration of this Loan Agreement

6.17 Cooperative Obligations. Perform all its duties and obligations, and maintain its existence, as a member of the Wakefern cooperative and maintain its right to use the "Shop-Rite" name and trademark.

6.18 Simultaneous Liens. If any Lien arises in violation of Section 7.1, Borrower shall immediately cause all Obligations to be secured equally and ratably with the indebtedness secured by any such Lien, and, in any case, the Obligations shall have the benefit of an equitable Lien equally and ratably securing the Obligations, provided, however, that this provision shall not in any way limit Borrower's duty to remain in compliance with all other provisions of this Loan Agreement and the Lender's acceptance of any Lien in its favor shall not constitute a waiver of any Default including any violation of Section 7.1.

6.19 Corporate Existence. Maintain each Company as a corporation in good standing in its state of incorporation.

6.20 Payment of Obligations. Pay all of its obligations and liabilities as they become due.

6.21 Year 2000 Compatibility. Take all actions necessary to assure the Borrower's computer based systems are able to operate and effectively process data on and after January 1, 2000. At the request of the Lender, the Borrower shall provide the Lender with assurance acceptable to the Lender that Borrower's computer systems have Year 2000 compatibility.


SECTION VII - NEGATIVE COVENANTS

The Borrower agrees not to do, or permit any other Company to do, any of the following without the express prior written consent of the Lender, which consent may be granted or withheld by the Lender in its reasonable discretion:

7.1 No Liens. Suffer any Lien against any Property (including any real property leases and subleases), except for any Permitted Encumbrances.

7.2 Hazardous Substances. Generate, store, treat, discharge, refine, handle, release or dispose of any Hazardous Substances except (A) for consumer products sold in the ordinary course of business in accordance with all applicable laws and regulations and (B) standard maintenance uses of common cleaning and maintenance products.

7.3 Other Liabilities. Incur, or permit any Subsidiary to incur, Liabilities or contingent obligations, except (A) indebtedness to the Lender; (B) trade payables in the ordinary course of business; (C) pursuant to real property leases and equipment leases; (D) the indebtedness contemplated in the definition of Permitted Encumbrances; (E) the unsecured indebtedness evidenced by the Privately Placed Notes; and (F) unsecured indebtedness (in addition to the unsecured indebtedness permitted pursuant to clauses (A), (B) and (E) above) in an aggregate outstanding principal amount not to exceed at any time $2,000,000.

7.4 Ownership And Organizational Changes. Permit or effect any of the following:

(A) Any shares of stock of any Subsidiaries to be sold, transferred, conveyed, assigned, pledged, hypothecated, or otherwise encumbered, except for transfers to another Subsidiary;

(B) Any change in the ownership of any stock of Borrower that is owned by any member of the Sumas Family if, as a result of that transfer, the Sumas Family will no longer hold a sufficient number of shares of all classes of stock of Borrower to cast at least 51% of the votes that may be cast in any election;

(C) Any change in the capitalization or capital structure of any Company (including the issuance of any new, additional or different type or class of stock, the modification, reduction or retirement of any existing class or type of stock or the changing or modifying of the voting power of any stock) if, as a result of that change, there would be a violation of any provision of this Loan Agreement, including subsections (A) or (B) of this Section 7.4;

(D) The Borrower or any Company to enter into any merger or consolidation or participate in a joint venture with any other company, except that any such transaction may take place between Subsidiaries or as permitted pursuant to
Section 7.8(G);

(E) Any Company to acquire all, or a substantial portion of, the assets of any commercial Person, or acquire any assets or interest therein of any firm for an aggregate purchase price of $500,000 or more except (i) those acquisitions made by the Borrower in the ordinary course of business (such as acquisitions of inventory; acquisitions of stores or selling space are not acquisitions in the ordinary course) or as permitted pursuant to Section 7.8(G) or (ii) until such time as the Revolving Loan is repaid in full, acquisitions of up to an additional 100,000 square feet of selling space; or

(F) Any subsidiary to be created or acquired, except that a new Subsidiary may be formed if it is wholly-owned by the Borrower and guarantees payment of the Obligations in form acceptable to the Lender.

7.5 Dividend Limitations and Stock Repurchases. As to the Borrower, pay or incur any liability to pay any cash dividends or distribution of any kind to any of Borrower's shareholders or repurchase any of the outstanding shares of the capital stock of the Borrower if the aggregate amount of any such dividends, distributions, or repurchases would (A) in any Fiscal Year exceed, in the aggregate, twenty percent (20%) of the excess of Borrower's Net Income for the prior Fiscal Year in excess of One Million and 00/100 ($1,000,000) Dollars, or
(C) would result in a violation of any provision of this Loan Agreement, including, but not limited to, Sections 6.10, 6.11, 6.12 and 6.13. Prior to payment of any dividend or any intended stock repurchase the Borrower shall provide the Lender with proof satisfactory to the Lender that, on a pro forma basis, the Borrower will be in full compliance with all covenants set forth in the Loan Agreement, including, but not limited to, the financial covenants set forth in Sections 6.10, 6.11, 6.12, and 6.13, after such dividend or stock repurchase is completed. Notwithstanding the foregoing, if the Borrower is entitled to pay dividends or repurchase stock in a given year or years but does not pay such dividends or repurchase such stock, these unpaid dividends or stock repurchases shall accumulate and may be paid in the future provided that after giving effect to such payment, no Default or Event of Default would then exist. Prior to payment of any accumulated dividend or any intended stock repurchase the Borrower shall provide the Lender with written evidence satisfactory to the Lender (in its sole judgment) of the amount of accumulated unpaid dividends or stock repurchases eligible for payment and that, on a pro forma basis, the Borrower will be in full compliance with all covenants set forth in this Loan Agreement, including, but not limited to, Sections 6.10, 6.11, 6.12 and 6.13, after giving effect to any such dividend or stock repurchase.

7.6 Other Names. Use or adopt any name other than (i) its formal corporate name set forth in this Loan Agreement, (ii) "The Shop-Rite Annex" (for the Borrower's Bernardsville facility only), (iii) the name "Shop-Rite" or (iv) "Village Market" (for the Borrower's South Orange facility only) unless, at least fifteen
(15) days in advance of using any other name, the Lender has been provided with appropriate trade name certificates and current judgment, tax, UCC- 11 and other search reports for that new name, to the reasonable satisfaction of the Lender.

7.7 Change in Fiscal Year. Change the Fiscal Year of any Company without the consent of the Lender.

7.8 Restricted Investments. Directly or indirectly purchase or acquire any obligations, securities, stock or other assets to be held for investment (as distinguished from assets held for direct and immediate use or consumption by any Company), or to make any loans, advances or extensions of credit, except for any of the following:

(A) readily marketable direct obligations of the United States of America;

(B) commercial paper maturing within 180 days from the date of issuance that has been issued by a corporation conducting the majority of its business in the United States and has a rating of "A-1" or better from Moody's Investor Services or "P-1" or better from Standard & Poors;

(C) readily marketable direct obligations of any state, county or municipality in the United States that has a rating of at least "A-l" from Moody's Investor Service or "P-1" from Standard & Poors;

(D) notes, checks and chattel paper from customers that are accepted by any Company as payment for the sale of inventory in the ordinary course of business;

(E) certificates of deposit and "repo" obligations of (i) the Lender and its Affiliates or (ii) any other United States domiciled bank or trust company that has unrestricted capital funds of at least $500,000,000 and whose long term certificates of deposit have a rating of at least "A- I" from Moody's Investor Service or "P- I " from Standard & Poors;

(F) investments in Wakefern stock and/or InsuRite stock in aggregate amounts of not more than One Million Five Hundred Thousand and 00/100 ($1,500,000) Dollars in any Fiscal Year;

(G) equity contributions or investments of less than Seven Hundred Fifty Thousand and 00/100 ($750,000) Dollars in the aggregate during the Term hereof;

(H) repurchases of common stock of the Borrower to the extent permitted by
Section 7.5 above; or

(I) investments in Wakefern in an aggregate amount not to exceed the lesser of
(i) Fifteen Million Dollars ($15,000,000.00) or (ii) the amount of the maximum accounts payable owing to Wakefern by the Borrower for inventory purchases. Of the maximum permitted amount, the Borrower shall be permitted to invest a maximum of Five Million Dollars ($5,000,000.00) in obligations of Wakefern having a maturity of greater than 30 days but not more than one year. All other investments of Wakefern shall have a maturity of 30 days or less;
provided, however, that no more than Fifty (50%) Percent of the aggregate principal amount of the above-mentioned debt instruments (including bonds, obligations, commercial paper, bills or notes) shall have maturity dates in excess of one year from the date of original issuance.

7.9 Different Business. Engage in any business other than the operation of supermarkets and related retail activities as conducted in the normal course of business.

7.10 Prohibited Dispositions. Sell or otherwise dispose of (A) all, or a substantial portion of the Property of any Company, or (B) any Property, other than in arm's length transactions that are made in the ordinary course of business, provided, however, that the Companies may engage in any Permitted Dispositions so long as no Default has occurred and is continuing. Notwithstanding the prior sentence, this provision shall not be deemed to have authorized any sale or disposition that will result in a violation of any other provision of this Loan Agreement or any other Loan Document.

7.11 Management Changes. Permit or suffer a change in management that would result in less than three of the following individuals being in active, full time and direct control of the business of each of the Companies: Perry Sumas, James Sumas, Robert Sumas, William Sumas, John Sumas and Kevin Begley.

7.12 Assignment of Leases. Sell, assign, convey any interest in, or permit any Lien against, any leases, subleases, licenses or rights of use or occupancy of any kind with respect to any real property whatsoever, except for (a) the assignment of any lease for an existing store where a new store in the same locality is being opened and (b) assignments of leases for the existing South Orange, Bernardsville Annex and Watchung locations, and certain property leased by the Borrower located in Kingston, Pennsylvania (which has been assigned to a non-ShopRite supermarket operator).

7.13 Repayments. Prepay any indebtedness for borrowed money or Capitalized Lease Obligations; provided, however that the foregoing shall not restrict the ability of the Borrower to cause the mandatory prepayment of the Privately Placed Notes to the extent that such prepayment is pursuant to the express terms of Sections 8.1 and 8.3 of that certain Note Purchase Agreement dated as of September 1, 1999 among the Borrower and the note purchasers listed therein as is effect as of the date hereof; provided, further that the foregoing proviso shall not in any event be construed by the Borrower or any other Person as a consent, waiver or other form of forbearance of any right or remedy that the Lender may have hereunder, by law or otherwise arising out of the facts or circumstances related to the prepayment of the Privately Placed Notes described above.

SECTION VIII - EVENTS OF DEFAULT
Any of the following events or conditions shall, at the option of the Lender, constitute an "Event of Default" under this Loan Agreement and any other Loan Documents or obligations (except that the event or conditions described in Section 8.12 automatically shall be an Event of Default, shall terminate the Commitment hereunder and shall cause all amounts hereunder to be immediately due and payable, without any action by the Lender):

8.1 Payments. Any failure to pay any principal or interest under the Revolving Loan when due, or any failure to pay all other monies within five (5) days after each due date under the Revolving Loan or any other Obligation; or

8.2 Other Obligations. Any failure to perform or observe any term or condition under this Loan Agreement, any other Loan Document or any Obligation in a timely fashion, other than any payments referred to in Section 8.1; provided, however, that the Borrower may effect a complete cure of any Default of any non-monetary covenant in this Loan Agreement, except for any Event of Default under any other subsection of this Section VIII, within fifteen (15) days of the occurrence of the Event of Default so long as (A) in the reasonable judgment of the Lender the Default is curable in its entirety during that fifteen (15) day cure period and
(C) this right to cure is not exercised more than one (1) time in any consecutive six (6) month period; or

8.3 Representations. Any representation, statement, information or warranty that is at any time made or delivered to the Lender by or on behalf of any Company shall be materially incorrect, incomplete or misleading when made; or

8.4 Consents. Any Company shall do, or permit to be done, any act for which the Lender's written consent is required under any Loan Document, without first obtaining such written consent; or

8.5 Financial Information and Inspections. Any Company shall fail, promptly after demand, to furnish financial information or to permit inspection of any books, records or Property as required under any Loan Document; or

8.6 Insurance. Any failure to maintain, or provide evidence to any insurance coverage required under any Loan Document; or

8.7 Organizational Status. Any Company shall dissolve or fail to remain in good standing in its state of incorporation or duly qualified in each state where its properties or business make qualification necessary (except with respect to any Subsidiary that is merged into another Company); or

8.8 Warrants and Tax Liens. Any warrant of attachment or for distraint, or notice of tax lien with respect to an amount of Five Hundred Thousand and 00/100 Dollars ($500,000) or more shall be issued relating to, or encumbering, any Property, or any that is not, within thirty (30) days of entry, discharged, or stayed and bonded, to the satisfaction of the Lender; or

8.9 Judgments. Any judgment shall be entered against any Company in excess of Five Hundred Thousand Dollars ($500,000), that is not, within thirty (30) days of entry, discharged, or stayed and bonded, to the satisfaction of the Lender or fully covered by insurance and the insurance company has, in writing, unconditionally accepted liability for that judgment; or

8.10 Lien on Property. Any Lien shall encumber any Property other than (i) a Permitted Encumbrance or (ii) an involuntary Lien that is specially covered under Sections 8.8 or 8.9.

8.11 Loss or Destruction. Any loss or destruction of any Property that, in the Lender's reasonable judgment, has a market value of Five Hundred Thousand and 00/100 ($500,000) Dollars, or more, unless, that loss or destruction is adequately covered by insurance and, within ninety (90) days of that loss or destruction, either an insurance company has admitted its liability for such loss or destruction, or such loss or destruction is fully compensated by insurance to the satisfaction of the Lender; or

8.12 Insolvency. Any filing of a petition by or against any Company under any bankruptcy or insolvency law or an assignment by any Company of any property or assets for the benefit of creditors, or the failure of any Company to pay its debts in the ordinary course as those debts become due, or the calling of a meeting of creditors of any Company to obtain any general financial accommodation; provided, however, that as to any such action that is involuntarily commenced against and is being contested by the subject Company, that Company shall have until the earlier of thirty (30) days or an adjudication of insolvency to contest and obtain a dismissal of that action; or

8.13 Seizure of Property. Any seizure by governmental authorities of, or the imposition of legal restraints against, any property of any Company that has an aggregate value in excess of Five Hundred Thousand Dollars and 00/100 ($500,000), which is not, within fifteen (15) days of that seizure or imposition, fully bonded to the reasonable satisfaction of the Lender; or

8.14 Leases. Any Company shall be in default under any term or condition under any Capital Lease Obligation or under any material operating leases (other than those which are being contested in good faith and have not resulted in the loss of any Property by any Company); or

8.15 Enforceability. Any action or proceeding is instituted to obtain a ruling or judgment that any term or condition of any Loan Document, or any restriction against, or interest in, any Property that any Loan Document purports to give to the Lender, is unenforceable in any respect; or

8.16 Termination of Plan. Any Termination Event occurs under any Plan, a trustee shall be appointed by a court of appropriate authority to administer any Plan, the Pension Benefit Guaranty Corporation shall institute proceedings to terminate any Plan or to appoint a trustee or administer any Plan or any Plan shall be formally terminated; or

8.17 Other Liabilities. Any Company shall fail to make any payment when due or fail to perform any obligation under its Liabilities in excess of Five Hundred Thousand and 00/100 ($500,000) Dollars (including, without limitation, Liabilities evidenced by the Privately Placed Notes)(other than as referred to in any other subsection of this Section VIII) when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement relating to any such Liabilities; or

8.18 Other Loan Documents. An Event of Default shall occur under any of the Loan Documents.

SECTION IX - REMEDIES

Whenever an Event of Default occurs (and any applicable cure period has expired), the Lender may, in addition to any right or remedy the Lender may have at law or in equity, at its option, do any one or more of the following in any order, in any combination and at any time:

9.1 Acceleration. Declare any Obligations, including the Revolving Loan to be immediately due and payable; or

9.2 Other Remedies. Exercise any other rights or remedies it may have under any Loan Document or Obligation; or

9.3 Terminate Financing. Immediately terminate or reduce the lending Commitment under the Revolving Loan; or

9.4 Direct Recourse.  Institute suit directly against the Borrower; or

9.5 Other Creditor Remedies. Exercise any right or remedy available to the Lender under any applicable law of any jurisdiction; or

9.6 Collection Expenses. Collect from the Borrower: (A) all reasonable fees and disbursements of the Lender's attorneys incurred in obtaining advice or representation relating to the collection or enforcement of any Obligation; and
(B) all expenses of, or in anticipation of, litigation including fees and
(C) expenses of witnesses, experts and stenographers and the cost to obtain or produce appraisals. All such collection fees and expenses shall be due and payable upon demand, and shall accrue interest at the highest rate in effect from time to time under any Obligation; or

9.7 Other Expenses. At any time and from time to time, perform any duty or obligation of any Company under any Loan Document or Obligation and to take any other actions deemed by the Lender to be reasonably necessary to protect the Lender's interest in any Property or to avoid any risk of damage or loss to the Lender including steps to comply with applicable environmental laws. All expenses of any nature incurred by the Lender under this Section shall be due and payable upon demand, and shall accrue interest at the highest rate in effect from time to time under any Obligation. The exercise by the Lender of its rights under this Section shall not constitute a waiver of any Event of Default or of any right or remedy under this any Loan Document; or

9.8 Increase in Interest. Increase the rate of interest under any Obligations to a floating interest rate determined by the Lender equal to three hundred
(300) basis points (3.00%) above the rate of interest otherwise applicable of the Loans. This increase in interest rate shall be computed on the basis of a 360-day year and shall survive the entry of any judgment relating to any Obligation.

9.9 Cessation of LIBOR Borrowing Rights. Prohibit any further borrowing at the LIBOR Rate. If a Default occurs and is waived by the Lender, the Borrower will have no further right to borrow at the LIBOR Rate notwithstanding any waiver or forbearance by the Lender with respect to such Default, and all borrowings and loans thereafter shall be Prime Rate Loans. No obligation to waive or forbear from exercising any remedies upon a Default shall be inferred from this Section 9.9.

9.10 Right of Set-off. Without limiting any general right of set-off the Lender may possess by operation of law and regardless of the adequacy of any collateral for the Obligations or other means of obtaining repayment of the Obligations, set-off against and apply to the then unpaid balance of the Obligations any items or funds of the Borrower held by the Lender, any and all deposits (whether general or special, time or demand, matured or unmatured) or any other property of the Borrower, including, without limitation, securities and/or certificates of deposit, now or hereafter maintained by the Borrower for its or their own account with the Lender, and any other indebtedness at any time held or owing by the Lender to or for the credit or the account of the Borrower, even if effecting such set-off results in a loss or reduction of interest or the imposition of a penalty applicable to the early withdrawal of time deposits.
For such purpose, the Lender shall have, and the Borrower hereby grants to the Lender, a lien on and security interest in such deposits, property, funds and accounts and the proceeds thereof.

9.11 Additional Rights of Lender. The Lender may exercise any of the rights and remedies in Sections 9.6 or 9.7 upon the occurrence of any Default whether or not the Lender has formally declared an Event of Default or accelerated any Obligations, provided, however, that the Lender shall not exercise any rights or remedies pursuant to this Section 9.11 until after the Borrower is on notice of the circumstance or condition that would give rise to the Default.

SECTION X - MISCELLANEOUS PROVISIONS

10.1 Waiver. The Lender shall not be deemed to have waived any rights or remedies under any Loan Document or Obligation by:

(A) forbearing or failing to exercise, or delaying in exercising, any rights and remedies; or

(B) forbearing or failing to insist upon, or any delay in insisting upon, the strict performance of any term or condition of any Loan Document or other Obligation; or

(C) granting any extension, modification or waiver of any term or condition of any Loan Document or other Obligation, except, and only to the extent, that the extension, modification, or waiver shall expressly provide; or

(D) any other act, omission, forbearance or delay by the Lender, its officers, agents, servants or employees; or

(E) any waiver of any rights or remedies on any one occasion.

10.2 Written Modifications. No extension, modification, amendment or waiver of any term or condition of any Loan Document shall be valid or binding upon the Lender, unless it is in writing and signed by a duly authorized officer of the Lender.

10.3 Demands and Notices. All demands and notices under any Loan Document shall be in writing and shall be served either personally or by certified mail, return receipt requested, on the party to whom that notice or demand is to be given or made at the address first set forth in the caption to this Loan Agreement. All notices and demands directed to Lender shall be sent to Portfolio Management (Mail Code NJ 3161), with a copy of any such notice or demand to be sent to Lender's counsel, Windels, Marx, Davies & Ives, 120 Albany Street, New Brunswick, New Jersey 08901 (Attn: Francis J. Quinn). All notices to the Borrower shall be sent to the Borrower (Attn: Robert Sumas and Kevin Begley). (The Lender shall endeavor, but shall have no obligation whatsoever and no responsibility whatsoever for any failure, to send copies of notices of conditions of default to the attention of the in-house counsel). Any party desiring to change the address to which notices or demands shall be sent shall notify the other parties of the new address by certified mail, return receipt requested. Any notice or demand properly sent by Lender via certified mail, return receipt requested, shall be deemed to have been served on the third business day after mailing, regardless of when it is actually received.

10.4 Governing Law. All terms of each Loan Document and the duties, rights and remedies of the parties thereunder shall be governed by, and construed according to, the laws of the State of New Jersey.

10.5 Jurisdiction. In any litigation relating to any Loan Document, Borrower hereby consents to the exclusive personal jurisdiction of the state and federal courts of the State of New Jersey.

10.6 Partial Invalidity. If any term or provision of any Loan Document is held to be invalid by any court of competent jurisdiction, such invalidity shall not affect the remaining terms and provisions, which shall continue in full force and effect

10.7 Successors and Assigns. Each Loan Document shall be binding upon, and inure to the benefit of, the parties thereto and their respective successors or heirs, and assigns, provided, however, that the Borrower shall not be permitted to assign or transfer any rights or duties under any Loan Document without the express prior consent of the Lender, which consent the Lender may grant or withhold in its sole discretion. The Lender shall have the absolute right to assign, or sell a participation interest in any or all of Lender's interest in, any Loan Document or any Loans made pursuant to any Loan Document.

10.8 Additional Rights and Remedies. All rights and remedies given to the Lender under any Loan Document shall be in addition to, and not in limitation of, any right or remedy that the Lender may have, whether under any other provisions of any Loan Document or other agreement, or at law or in equity.

10.9 Further Assurances. The Borrower agrees to execute and deliver all documents and instruments reasonably requested by the Lender to further the purposes of this Loan Agreement or any other Loan Document.

10.10 Indemnification. The Borrower shall indemnify, defend and hold harmless the Lender against any and all losses, liabilities, claims or causes of action (including but not limited to reasonable attorneys' fees and settlement costs) arising from or related to (or alleged to arise from or be related to) Borrower's use of the proceeds of the Loan or the Commitment.

10.11 No Jury Trial. The Borrower and the Lender hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Loan Agreement or the Note or any other Loan Document and for any counterclaim therein.

10.12 Arbitration.

(A) Arbitration Generally. Upon demand of any party hereto, whether made before or after institution of any judicial proceeding, any claim or controversy arising out of, or relating to the Loan Documents between the parties hereto (a "Dispute") shall be resolved by binding arbitration conducted under and governed by the Commercial Financial Disputes Arbitration Rules (the "Arbitration Rules") of the American Arbitration Association (the "AAA") and the Federal Arbitration Act. Disputes may include, without limitation, tort claims, counterclaims, disputes as to whether a matter is subject to arbitration, claims brought as class actions, or claims arising from documents executed in the future. A judgment upon the award may be entered in any court having jurisdiction. Notwithstanding the foregoing, this arbitration provision does not apply to disputes under or related to swap agreements.

(B) Special Rules. all arbitration hearings shall be conducted in the city in which the office of the Lender first stated herein is located. A hearing shall begin within ninety (90) days of demand for arbitration and all hearings shall be concluded within one hundred twenty (120) days of demand for arbitration. These time limitations may not be extended unless a party shows cause for extension and then for no more than a total of sixty (60) days. The expedited procedures set forth in rule 51, et seq., of the Arbitration Rules shall be applicable to claims of less than One Million and 00/100 ($1,000,000) Dollars. Arbitrators shall be licensed attorneys selected from the commercial financial Dispute Arbitration Panel of the AAA. The parties do not waive applicable federal or state substantive law except as provided herein.

(C) Preservation and Limitation of Remedies. Notwithstanding the preceding binding arbitration provisions, the parties agree to preserve, without diminution, certain remedies that any party may exercise before or after an arbitration proceeding is brought. The parties shall have the right to proceed in any court of proper jurisdiction or by self-help to exercise or prosecute the following remedies, as applicable: (i) all rights to foreclose against any real or personal property or other security by exercising a power of sale or under applicable law by judicial foreclosure including a proceeding to confirm the sale; (ii) all rights to self-help including peaceful occupation of real property and collection of rents, set-off, and peaceful possession of personal property; (iii) obtaining provisional or ancillary remedies including injunctive relief, sequestration, garnishment, attachment, appointment of receiver and filing an involuntary bankruptcy proceeding; and (iv) when applicable, a judgment by confession of judgment. Any claim or controversy with regard to any party's entitlement to such remedies is a Dispute.

(D) Special Damages. Each party agrees that it shall not have a remedy of punitive or exemplary damages against the other in any Dispute and hereby waives any right or claim to punitive or exemplary each now has or which may arise in the future in connection with any Dispute, whether the Dispute is resolved by arbitration or judicially.

10.13 Most-Favored Status.   In the event that the definitive
documentation executed and delivered in connection with the issuance and sale of the Privately Placed Notes or the incurrence of any other Liabilities in the form of funded indebtedness for borrowed money permitted to be incurred pursuant to Section 7.3 (such indebtedness, the "Specified Indebtedness") (i) contain covenants or events of default that are more restrictive or onerous on the Borrower than those covenants or events of default contained in this Agreement;
(ii) provide for, or permits the exercise of, remedies upon the occurrence of an event of default thereunder (including, without limitation, any direct or indirect acceleration of the obligations of the Borrower thereunder) which are not provided for in, or permitted to be exercised under of in respect of, this Agreement; or (iii) provide guarantees or other sources of payment for obligations of the Borrower under the Specified Indebtedness which have not been provided hereunder or in connection herewith (each such covenant, event of default and provision described in the preceding clauses (i) through (iii) being herein called a "More Favorable Provision"), then prior to or simultaneously with the Borrower entering into or becoming bound by any of the documentation pertaining to the Specified Indebtedness or any amendment, modification or supplement thereto containing a More Favorable Provision, the Borrower shall executed and deliver to the Lender an amendment to this Agreement and such other documents and instruments as the Lender shall reasonably request, in each case satisfactory in form and substance to the Lender, which modify the provisions of this Agreement so as to give the Lender the benefit of each More Favorable Provision.

The Lender and the Borrower have caused this Loan Agreement to be executed as of the day and year first above written.

"Lender"
FIRST UNION NATIONAL BANK,
a National Banking Association

By:
Name:
Title:

"Borrower"
VILLAGE SUPER MARKET, INC.,
ATTEST:  a New Jersey Corporation


By:                  By:
Name:                Name:
Title:               Title: